UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,274,808

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 61,274,808

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,274,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.03%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Based on 266,104,439 shares of Common Stock issued and outstanding as of May 15, 2018, which is based on (i) 128,187,856 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and (ii) 137,916,583 shares of Common Stock issued under the Exchange Agreements and Subscription Agreements on May 15, 2018 as set forth in the Issuer’s Form 8-K, filed with the SEC on May 18, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.99%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                 Based on 266,104,439 shares of Common Stock issued and outstanding as of May 15, 2018, which is based on (i) 128,187,856 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and (ii) 137,916,583 shares of Common Stock issued under the Exchange Agreements and Subscription Agreements on May 15, 2018 as set forth in the Issuer’s Form 8-K, filed with the SEC on May 18, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.51%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                 Based on 266,104,439 shares of Common Stock issued and outstanding as of May 15, 2018, which is based on (i) 128,187,856 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and (ii) 137,916,583 shares of Common Stock issued under the Exchange Agreements and Subscription Agreements on May 15, 2018 as set forth in the Issuer’s Form 8-K, filed with the SEC on May 18, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,713,619

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 73,713,619

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,713,619

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.70%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 Based on 266,104,439 shares of Common Stock issued and outstanding as of May 15, 2018, which is based on (i) 128,187,856 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018 and (ii) 137,916,583 shares of Common Stock issued under the Exchange Agreements and Subscription Agreements on May 15, 2018 as set forth in the Issuer’s Form 8-K, filed with the SEC on May 18, 2018.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018 and Amendment No. 13 filed on April 5, 2018 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 14 to the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

Pursuant to the closing of the transactions contemplated by the previously disclosed subscription agreement between TRT Holdings and the Issuer (as amended, the “Subscription Agreement”), on May 15, 2018 TRT Holdings acquired 6,666,667 shares of Common Stock for a purchase price of $10,000,000 utilizing the working capital of TRT Holdings.

Pursuant to the closing of the transactions contemplated by the previously disclosed exchange agreement (as amended, the “Exchange Agreement”) between the Issuer, certain of the Reporting Persons and certain other holders (collectively, the “Supporting Noteholders”) of the Issuer’s 8.00% senior notes due 2020 (the “Notes”), on May 15, 2018 (i) TRT Holdings exchanged $177,894,000 aggregate principal amount of the Notes for (a) $108,872,000 aggregate principal amount of the Issuer’s 8.50% senior secured second lien notes due 2023 (the “Second Lien Notes”) and (b) 47,438,400 shares of Common Stock; (ii) Cresta Investments exchanged $15,000,000 aggregate principal amount of the Notes for (a) $9,180,000 aggregate principal amount of the Second Lien Notes and (b) 4,000,000 shares of Common Stock; and (iii) Mr. Rowling exchanged $11,800,000 aggregate principal amount of the Notes for (a) $7,222,000 aggregate principal amount of the Second Lien Notes and (b) 3,146,667 shares of Common Stock.

The shares of Common Stock issued to the Reporting Persons upon the closing of the Subscription Agreement and the Exchange Agreement were valued at $1.50 per share.

Item 4.           Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Upon closing the Exchange Agreement, the Issuer and the Supporting Noteholders entered into that certain Registration Rights Agreement, dated May 15, 2018 (the “Supporting Noteholders Registration Rights Agreement), pursuant to which the Issuer agreed to file with the SEC a registration statement registering for resale the shares of Common Stock and the Second Lien Notes issued in the Exchange Transaction

On May 15, 2018, the Issuer and the Reporting Persons entered into an amended and restated letter agreement (the “TRT Governance Agreement”). Pursuant to the TRT Governance Agreement, the Reporting Persons are entitled to nominate: (a) three directors if they collectively own shares equal to 20% or more of the outstanding Common Stock as of May 15, 2018 (the “Closing”); (b) two directors if (i) they collectively own shares equal to 10% or more (but less than 20%) of the outstanding Common Stock as of the Closing or (ii) on or after the third anniversary of the Closing, they collectively own shares equal to 12.5% or more of the outstanding Common Stock; or (c) one director if they collectively own shares equal to 5% or more (but less than 10%) of the outstanding Common Stock as of the Closing. As long as the Reporting Persons have the right to nominate three directors in accordance with (a) above, at least one of those directors must be appointed to each committee of the Issuer’s board of directors (the “Board”) (subject to the independence requirements of the NYSE American and the SEC).

Pursuant to the TRT Governance Agreement, during the period beginning on the date of the Closing and continuing until and including the annual meeting of the Issuer to be held in calendar year 2020, the Reporting Persons and Mr. Bahram Akradi are each generally prohibited from engaging in certain proxy solicitations (including regarding representation on the Board or any other proposal brought by the Issuer’s shareholders). Additionally, if the Reporting Persons become the beneficial owners of 40% or more of the Common Stock without approval from a committee of disinterested directors of the Board, then the Reporting Persons may not, for a period of four years, engage in certain extraordinary transactions with the Issuer, including a merger, tender or exchange offer and certain purchases of securities and assets.

Under the terms of the TRT Governance Agreement, the Issuer entered into a registration rights agreement with the Reporting Persons at the Closing (the “TRT Registration Rights Agreement”), pursuant to which the Issuer agreed to register all of the Common Stock held by the Reporting Persons at the Closing, excluding shares of Common Stock that the Reporting Persons will receive pursuant to the Exchange Agreement (which such shares of Common Stock shall be subject to the Supporting Noteholders Registration Rights Agreement).

The descriptions of the Supporting Noteholders Registration Rights Agreement, TRT Governance Agreement and TRT Registration Rights Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the Supporting Noteholders Registration Rights Agreement, TRT Governance Agreement and TRT Registration Rights Agreement, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)       At the close of business on May 15, 2018, the Reporting Persons beneficially owned, in the aggregate, 73,713,619 shares of Common Stock, which constitute approximately 27.70% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 61,274,808 shares of Common Stock held directly by TRT Holdings, which constitute approximately 23.03% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 7,947,921 shares of Common Stock held directly by Cresta Investments, which constitute approximately 2.99% of the Common Stock outstanding; (iii) Cresta Greenwood beneficially owned 1,344,223 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 0.51% of the Common Stock outstanding; and (iv) Mr. Rowling beneficially owned all 73,713,619 shares of Common Stock, consisting of the shares of Common Stock held directly by TRT Holdings, Cresta Investments and Cresta Greenwood (as set forth above) and 3,146,667 shares of Common Stock held by himself, individually, which constitute approximately 27.70% of the outstanding Common Stock (in each case, based on 266,104,439 shares of Common Stock issued and outstanding as of May 15, 2018, which is based on (i) 128,187,856 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2018 and (ii) 137,916,583 shares of Common Stock issued under the Exchange Agreements and Subscription Agreements on May 15, 2018 as set forth in the Issuer’s Form 8-K, filed with the SEC on May 18, 2018).  Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in such entities.

(b)       Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)       The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c). Except for the shares of Common Stock acquired by the Reporting Persons pursuant to the Exchange Agreement and the Subscription Agreement, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)       Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 99.1              Supporting Noteholder Registration Rights Agreement

Exhibit 99.2              TRT Governance Agreement

Exhibit 99.3              TRT Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of May 18, 2018

TRT Holdings, Inc.

	By:	/s/ T. Blake Rowling
		Name:	T. Blake Rowling
		Title:	President

Cresta Investments, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Secretary

Cresta Greenwood, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).